UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265, Mexico

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) announced today that:

1.

it delivered a notice of full redemption for all of the $1,000,000,000 outstanding aggregate principal amount of its 5.125% Subordinated Notes (the “Subordinated Notes”), issued pursuant to the indenture, dated as of June 8, 2021, between Cemex and The Bank of New York Mellon, as trustee. The redemption date will be June 26, 2026 (the “Redemption Date”). The redemption price is 100% of the principal amount of the Subordinated Notes, plus accrued and unpaid interest thereon, if any, to, but not including, the Redemption Date (the “Redemption Price”). Cemex currently expects to fund the Redemption Price with either money available under its existing 2026 Revolving Credit Facility (as defined below) or with a mix of cash on hand and available credit lines as of the Redemption Date; and

2.	using the proceeds from the issuance of Cemex’s 5.750% Senior Notes due 2036 (the “2036 Notes”), Cemex repaid in full the debt outstanding amounting to:

(i)

$1,000,000,000 under that certain credit agreement, dated as of October 29, 2021, by and among Cemex, as borrower, BNP PARIBAS, BofA Securities, Inc., Citigroup Global Markets Inc. and JPMorgan Chase Bank, N.A., as joint book runners and joint lead arrangers, the financial institutions party thereto as other lenders, Citibank, N.A., as administrative agent, and ING Capital LLC, as sustainability structuring agent, as amended by that certain first amendment, dated June 5, 2023, and as further amended by that certain second amendment, dated October 30, 2023 (the “2023 Credit Agreement”). All of the outstanding term loans under the 2023 Credit Agreement were repaid in full, the revolving credit facility under the 2023 Credit Agreement was undrawn and the revolving credit commitments thereunder were terminated in their entirety; and

(ii)

€450,000,000 under that certain credit agreement, dated as of October 7, 2022, by and among Cemex, as borrower, BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México (“BBVA Mexico”), as administrative agent and sustainability structuring agent, BBVA Mexico, BNP PARIBAS, Citigroup Global Markets Inc. and Mizuho Bank Ltd., New York Branch, as joint book runners and joint lead arrangers, the financial institutions party thereto as other lenders, as amended by that first amendment, dated April 11, 2024 (the “2022 Credit Agreement”). All of the outstanding term loans under the 2022 Credit Agreement were repaid in full, the revolving credit facility under the 2022 Credit Agreement was undrawn and the revolving credit commitments thereunder were terminated in their entirety.

Upon Cemex’s repayment of the debt outstanding under and termination of the 2023 Credit Agreement and 2022 Credit Agreement, the guarantees of Cemex Operaciones México, S.A. de C.V., Cemex Concretos, S.A. de C.V. and Cemex Innovation Holding Ltd. were automatically and unconditionally released and discharged from all obligations under the applicable indenture governing Cemex’s outstanding 5.450% Senior Secured Notes due 2029 (the “Notes due 2029”), 5.200% Senior Secured Notes due 2030 (the “Notes due 2030”) and 3.875% Senior Secured Notes due 2031 (the “Notes due 2031, and collectively with the Notes due 2029 and the Notes due 2030, the “Notes”). Cemex Corp. remains as a guarantor of the Notes and the 2036 Notes. Even though the title of the Notes includes the term “secured”, the collateral securing all obligations under the Notes was released in 2021.

As further background, on May 28, 2026, Cemex entered into a credit agreement by and among Cemex, as borrower, Citibank, N.A., as administrative agent, ING Capital LLC, as sustainability structuring agent, BNP Paribas Securities Corp, as global coordinator, joint lead arranger and joint bookrunner, the other financial institutions party thereto as joint book runners and joint lead arrangers, and the financial institutions party thereto as lenders, to provide a revolving credit facility in an aggregate principal amount of $3,000,000,000 (the “2026 Revolving Credit Facility”). The 2026 Revolving Credit Facility, from which borrowings are now available, is also only guaranteed by Cemex Corp.

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This report contains forward-looking statements within the meaning of U.S. federal securities laws. Cemex intends these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements in the U.S. federal securities laws. These forward-looking statements reflect Cemex’s current expectations and projections about future events based on Cemex’s knowledge of present facts and circumstances and assumptions about future events, as well as Cemex’s current plans based on such facts and circumstances, unless otherwise indicated. These statements necessarily involve risks, uncertainties, and assumptions that could cause actual results to differ materially from Cemex’s expectations, including, among others, risks, uncertainties, assumptions, and other important factors discussed in Cemex’s most recent annual report and detailed from time to time in Cemex’s other filings with the U.S. Securities and Exchange Commission, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.), which factors are incorporated herein by reference, which if materialized could ultimately lead to Cemex’s expectations and/or expected results not producing the expected benefits and/or results. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. The forward-looking statements and the information contained in this report are made and stated as of the dates specified in this report and are subject to change without notice, and except to the extent legally required, we expressly disclaim any obligation or undertaking to update or correct this report or revise any forward-looking statements contained herein, whether to reflect new information, the occurrence of anticipated or unanticipated future events or circumstances, any change in our expectations regarding those forward-looking statements, any change in events, conditions, or circumstances on which any statement is based, or otherwise. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. The content of this report is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: June 11, 2026

	By:	/s/ Jaime Martínez Merla
Name: Jaime Martínez Merla
Title: Chief Comptroller